April 6, 2020

Michael McCabe
Chief Executive Officer
Lucent, Inc.
622 Pine Avenue
Whitefish, Montana 59937

       Re: Lucent, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed April 1, 2020
           File No. 333-232218

Dear Mr. McCabe:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 30, 2020 letter.

Amendment No. 3 to Registration Statement on Form S-1

Capitalization, page 3

1. We reviewed the revisions to your disclosure in response to comment 1. Please note the following:

           Assuming the minimum number of shares are sold and 10% of the proceeds are released to you, it appears cash would amount to $1,013; cash deposited in escrow and stock subject to redemption (temporary equity) would amount to $9,000, the par value of common stock would amount to $510, additional paid-in capital would amount to $2,490 and total stockholders' equity (deficit) would amount to ($6,521).

           Assuming the maximum number of shares are sold and 10% of the proceeds are
 Michael McCabe
Lucent, Inc.
April 6, 2020
Page 2
           released to you, it appears cash would amount to $3,013; cash deposited in escrow and stock subject to redemption (temporary equity) would amount to $27,000, the par value of common stock would amount to $527, additional paid-in capital would amount to $4,473 and total stockholders' equity (deficit) would amount to ($4,521).

      Please revise your disclosure accordingly.
Dilution, page 16

2. We reviewed the revisions to your disclosure in response to comment 3. Assuming 10%
      of the offering proceeds are released to you assuming the minimum and maximum number of shares are sold, it appears shares subject to redemption (temporary equity) would amount to 900,000 and 2,700,000 shares, respectively, shares classified as equity would increase by 100,000 and 300,000 shares, respectively, and that book value deficit and net book value deficit per share would decrease to $6,521 and $4,473 and $.0013 and $.0009, respectively. Please revise. In addition, please revise the risk factor regarding dilution on page 14.
      You may contact Bill Thompson at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at
202-551-3797 or Jennifer L pez-Molina at 202-551-3792 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael McCabe
                                                            Division of
Corporation Finance
Comapany NameLucent, Inc.
                                                            Office of Trade &
Services
April 6, 2020 Page 2
cc:       Elaine Dowling, Esq.
FirstName LastName